Exhibit 12.1

	Nine Months Ended September 30, 2009	Years Ended
(in millions of United States dollars)		2008	2007	2006	2005	2004
Ratio of earnings to fixed charges
Earnings
Income from continuing operations before income taxes and other items	(4,035)[1]	1,451	1,480	1,560	462	43
Add: Fixed charges	228	243	237	228	125	60
Amortization of capitalized interest	9	9	14	12	9	11
Loss from equity investees	(71)	(64)	(43)	(4)	(6)	—
Less: Capitalized interest	(200)	(222)	(124)	(102)	(118)	(41)

	(4,069)	1,417	1,564	1,694	472	73

Fixed charges
Interest expensed[2,3]	28	21	113	126	7	19
Capitalized interest[2,3]	200	222	124	102	118	41

	228	243	237	228	125	60

Ratio of earnings to fixed charges	(18)	6	7	7	4	1

1.

Includes a charge of $5.7 billion reflecting a change in accounting treatment following Barrick’s decision to eliminate all of its fixed priced (non-participating) gold contracts and a portion of its floating spot price (fully participating) gold contracts. For additional information, see Barrick’s Interim Management’s Discussion and Analysis.

2.	Includes interest on short and long term debt in addition to amortized premiums, discounts and capitalized expenses related to indebtedness.
3.	2006 interest excludes amounts allocated to discontinued operations ($23 million).